UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated September 24, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals – InterCure Signs a Strategic Service Agreement

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Securities Stock Exchange Ltd.

Herzliya, Israel – September 24, 2012 – XTL Biopharmaceuticals Ltd. (“XTL”) announces that InterCure Ltd. ("InterCure"), which is approximately 45.4% (50.79% on a fully diluted basis) held by XTL, signed a strategic service agreement with a private company ("the Marketing Company") wholly owned by Mr. Shay Ben Yitzhak and Mr. Avner Yassur. The agreement, which has a three (3) year term, requires the Marketing Company to provide online marketing and sales services for RESPeRATE®. RESPeRATE is a device for the treatment of hypertension, which was developed and manufactured by InterCure. InterCure also developed RESPeRATE’s different versions and accompanying services.

Yassur and Ben Yitzhak are renowned online marketing and sales entrepreneurs, having taken an active role in the marketing and management of companies such as 888 and Empire Online. Yassur and Ben Yitzhak were also partners with Mr. Noam Lanir in the limited partnership Chanpak (the controlling shareholder in Babylon Ltd.).

For additional information, please see a translation of an immediate report of InterCure, below.

Respectfully,

XTL Biopharmaceuticals Ltd.

INTERCURE LTD.

("The Company")

September 24, 2012

To: The Securities Authority Via MAGNA	To: The Tel-Aviv Stock Exchange Ltd. Via MAGNA

Re: Strategic Sales Agreement

The Company is pleased to announce that on September 24, 2012 it has signed a strategic services agreement (hereinafter: "Strategic Agreement") with a private company fully owned by Messers Shay Ben-Yitzhak and Avner Yassur (hereinafter: "Services Supplier") for a period of three years (hereinafter: "The Strategic Agreement Period") for the provision of online marketing and sales services of RESPeRATE, a device for lowering hypertension which the Company developed and manufactures, including its different versions and the auxiliary services thereof (hereinafter: "Company Products", and "Services" respectively).

The company considers this strategic agreement to be a significant step towards realizing its plans for business growth. The shareholders of the Services Supplier, Shay Ben-Yitzhak and Avner Yassur, are reputable entrepreneurs in the online marketing and sales market who, inter alia, were active in the management and marketing of companies such as 888 and Empire Online, and were Mr. Noam Lanir's partners in the Limited Partnership Chanpak (holder of the controlling interest in the public company Babylon Ltd.).

The Strategic Agreement will serve as incentive for the Services Supplier to significantly accelerate company sales while interactively collaborating with the Company and this within a pre-defined framework for expenses and according to set indices as described hereunder. The Services Supplier will be entitled to receive 20,185,184 warrants that can be excised into company ordinary shares with no nominal value per share1 (hereinafter: "Shares" or "Company Shares") at an exercise price equal to NIS 0.54 (approximately 20% premium on the Company's share price as at the date of this report), and this subject to achieving an annual sales target of Company products through the online marketing activity of up to USD 30 million, through the online marketing channels as shall be detailed below.

In order to provide the services, the Services Supplier shall provide the company with an online marketing team that in addition to providing services shall collaborate with the Company in its marketing, sales logistic a and customer service interfaces.

Hereunder are the principal terms of the strategic agreement:

[1]	Should all the aforementioned warrants be received and exercised, thus the Services Supplier's holdings in full dilution will constitute 30.41% of the issued and outstanding share capital of the Company.

Services Supplier's Annual Sales Targets

According to the provisions of the strategic agreement, sales targets have been determined, calculated as the sum sales of the product online marketing for the six months preceding the end of every calendar quarter (as defined hereunder) multiplied by 2. Calculation of the sales targets as aforementioned will include sales executed by third parties and/or third parties with whom the engagement was initiated by the Services Supplier.

In accordance with the Services Supplier fulfillment the aforesaid sales targets, it will be issued a total of up to 20,185,184 non-tradable warrants (hereinafter: "Warrants") that can be exercised into Company shares, by paying an exercise price (dividend adjusted) equal to NIS 0.54 per warrant. On the assumption that all warrants will be exercised by the Services Supplier, and the actual payment2 of the exercise price as mentioned for each warrant, the total consideration the Company will receive will total approximately NIS 10,900,000. The table hereunder details the sum of warrants according to the annual sales targets:

Number of warrants	Sales targets (US Dollars)
6,055,555	4,000,000
4,037,037	5,000,000
4,037,037	15,000,000
6,055,555	30,000,000
Total:20,185,184

It should be emphasized that the issuance of warrants as mentioned is subject to the approval of the Company's General Shareholder Meeting, and that the Strategic Agreement's clauses referring to the aforementioned issuance will be valid only subject to receiving the legal approvals including that of the Meeting. The Company will publish a summons for the shareholders' meeting, which will specify the sales targets, the number of warrants and their conditions. Should the aforementioned issuance not be approved, then the Strategic Agreement will terminate, whereas, the only consideration of any kind the Services Supplier will be entitled to will be USD 40 thousand per month plus VAT as lawfully required, for every month for which services were provided (should the services be provided only during a part of the month, then the consideration shall be relatively paid), except for the initial four months grace period as detailed hereunder:

[2]	It should be noted, that the Services Supplier will be entitled to exercise the warrants within a Cashless exercise mechanism during which the minimum exercise price required by the provisions of the Tel-Aviv Stock Exchange regulations, shall be paid.

The Consideration for the Services:

According to the provisions of the Strategic Agreement the Company shall pay the Services Supplier during the course of the Strategic Agreement Period, a sum of USD 40 thousand per month, plus VAT, in consideration for online marketing of the Company products (hereinafter: "The Consideration"), whereas:

A.	The first four months of the Strategic Agreement period will be considered a grace period for which no consideration shall be paid.
B.	For the services provided for the last four months of the first year of the Strategic Agreement (namely, from the ninth month from the beginning of the Strategic Agreement and the end of the twelfth month), payment of the consideration will be subject to the fulfillment of an average monthly contribution (revenues from online sales less cost of online advertising expenses and sales cost of the products sold through the online channels, hereinafter: "Average Monthly Contribution") from online marketing that will not be less than USD 50 thousand.
C.	As of the end of the first year of the Strategic Agreement and up to the termination of the Strategic Agreement, the consideration for services rendered will be paid subject to an actual average monthly contribution from online marketing that will not be less that USD 140 thousand.

Online Advertising Budget

The Company shall allocate monthly online advertising budgets for the benefit of the online sales activities executed by the Services Supplier that will not be less than USD 130 thousand, and this subject to a monthly contribution, starting January 2013, of not less than the total aforementioned budget (for example, a monthly advertising budget of USD 100 thousand will yield a contribution of at least USD 100 thousand). Additionally, during the first twelve months of the Strategic Agreement, the company will provide the Services Supplier with a budget of USD 50 thousand designated to examining innovative advertising channels and methods, subject to the Company's quarterly expense for this purpose not exceeding USD 15 thousand.

Purchasing Software

As part of the Strategic Agreement, the Company will purchase, from a third party, the rights to use an Affiliate software (hereinafter: "The Software") that will be used by the Services Supplier to provide the services, including the license to upgrades and technical support during the Strategic Agreement Period, and this in return for payment of USD 153 thousand, a half of which shall be paid at the beginning of the Strategic Agreement Period and the balance after three months from the beginning of the Strategic Agreement Period. Additionally, during the course of the Strategic Agreement Period the Services Supplier shall provide the Company its services, as required, via a media management software program, which, should the engagement according to the Strategic Agreement be terminated, the Company shall have the right to purchase the rights of use thereof, including upgrades and technical support, for a period of three years and this, at a price that reflects a 40% discount on the market price for the said media management software on the day of purchase, as mentioned. Additionally, the Company shall reimburse the Services Supplier the expenses for adjusting the aforementioned media management software for a total of USD 25 thousand plus VAT, subject to reaching a sales target of USD 5 million as a result of the online marketing activity whereas, to the extent that this target shall be reached before March 2014, the expenses will be reimbursed during the course of March 2014.

PUT Option

Upon signing the Strategic Agreement, the shareholders of the Services Supplier will be entitled to a non-transferable option, valid from the passing of 18 months from the beginning of the Strategic Agreement Period, to sell the full amount of the Services Suppliers share capital to the Company (hereinafter: "PUT Option").

In consideration for the Services Suppliers purchase, the Company shall pay the Services Supplier's shareholders the value of the Services Supplier's business activity calculated as the Services Supplier's EBITDA profit for the last 12 months prior to the date of exercising the PUT Option multiplied by 3 (which will not exceed the sum of USD 110 thousand) (hereinafter: "Supplier's Activity Value "), and in addition of the internal economic value of the warrants (that will be calculated as the average closing price of the Company share on the stock exchange during the 30 trading days prior to the date of the relevant notification less the exercise price of the warrant at the date of the relevant exercise notification) (the value of the Supplier's activity with the addition of the internal economic value hereinafter: "Services Supplier's Value").

The consideration for the exercise of PUT option shall be paid in cash or through an issuance of Company shares, at the Company's sole discretion. Should the Company choose to pay through an issuance of Company shares, the rate of each regular share shall be determined in accordance with the average price per share traded on the Tel-Aviv Stock Exchange ("the Stock Exchange") during the thirty trading days prior to giving notification regarding the activation of the PUT option.

It should be stated that issuance of regular shares while initiating a PUT option shall be subject to the law, including approvals of the Stock Exchange and the approval of the General Meeting of the Company Shareholders, should it be required, and its terms shall be detailed in the summons the Company shall publish to convene the General Meeting.

CALL Option

At the date of signing the Strategic Agreement the Company shall be granted a non-transferable option to the purchase of the full share capital of the Services Supplier, which will enter into force at the end of a year from the beginning of the Strategic Agreement Period and for the balance duration of the Strategic Agreement Period subject to the following conditions (hereinafter: "CALL Option"):

The Company, in return for the Services Supplier's purchase, shall issue the Services Supplier shareholders warrants at a quantity that will complete the sum of 20,185,184 warrants, at an exercise price identical to the exercise price detailed above. Alternatively, at its sole discretion, the Company shall pay the consideration in cash equivalent to the value of the Services Supplier, as defined above. The CALL option will enter into force within 30 days from the date of the aforementioned notification, and its date of entrance into force will be the date according to which the different calculations shall be calculated with regard to the consideration as mentioned above. It shall be noted that issuance of warrants as mentioned is subject to the approval of the General Meeting of the Company Shareholders as detailed above, and will be detailed in the summons the Company shall publish to convene the General Meeting.

Respectfully,

InterCure Ltd.

About XTL Biopharmaceuticals, Ltd. (“XTL”)

XTL Biopharmaceuticals, Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL is a public company traded on the Tel Aviv Stock Exchange (TASE: XTL) and its ADRs are quoted in the US on the Pink Sheets (OTC: XTLBY).

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 24, 2012	By:	/s/ David Grossman
Name: David Grossman Title: Chief Executive Officer

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